UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

TRIO-TECH INTERNATIONAL
(Name of Issuer)

             Common Stock
(Title of Class of Securities)

      896712-205
(CUSIP Number)

A. Charles  Wilson
16139 Wyandotte Street, Van Nuys, California 91406
                                          (818) 787-7000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                                September 19, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896712-205	13D

1	NAMES OF REPORTING PERSONS A. Charles Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER
NUMBER OF		280,500 shares (of which 70,000 shares are subject to options that are currently exercisable)
SHARES	8	SHARED VOTING POWER
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
PERSON		280,500 shares (of which 70,000 shares are subject to options that are currently exercisable)
WITH	10	SHARED DISPOSITIVE POWER
		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	280,500 shares (of which 70,000 shares are subject to options that are currently exercisable)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	8.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
	IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the shares of common stock (the “Common Stock”), of Trio Tech International, a California corporation (the “Company”). The principal executive offices of the Company are located at. 16139 Wyandotte Street, Van Nuys, California 91406.

ITEM 2. IDENTITY AND BACKGROUND.

This Schedule is being filed on behalf of A. Charles Wilson, whose business address is 16139 Wyandotte Street, Van Nuys, California 91406.  Mr. Wilson is Chairman of the Board o f the Company.  Mr. Wilson is also Chairman of the Board of Ernest Packaging Solutions, Inc., at 5777 Smithway Street, Commerce, California 90040, and Chairman of Daico Industries, Inc., at 1070 East 233rd Street, Carson, California 90745, as well as an attorney admitted to practice law in California. During the last five years, Mr. Wilson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Wilson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.  Mr. Wilson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 Of the 280,500 shares deemed beneficially owned by Mr. Wilson, 70,000 are subject to currently exercisable options.  Mr. Wilson acquired the remaining shares deemed to be beneficially held by him through the use of personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

Mr. Wilson holds the shares of Company Common Stock beneficially owned and deemed to be beneficially owned by him for investment.   This Schedule is being filed to reflect Mr. Wilson’s holdings in light of a recent SEC Compliance and Disclosure Interpretation.  Mr. Wilson acquired 210,000 shares of the shares beneficially owned by him prior to any securities of the Company being registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.  Mr. Wilson may acquire (either in the open market or pursuant to the exercise of options held by him) and/or sell shares of Common Stock from time to time as he deems advisable and depending on market conditions but has no present intention to do so.  Except as set forth above, Mr. Wilson do not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (b) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)           As of April 7, 2010, based upon information provided by the Company, there were 3,227,430 shares of Common Stock outstanding.  Mr. Wilson is deemed to beneficially own 280,500 shares of Common Stock, or 8.5% thereof.  Of those shares, 70,000 are issuable upon the exercise of currently exercisable option.

(b)           Mr. Wilson has both sole voting and sole dispositive power over all 280,500 shares of Common Stock deemed to be beneficially owned by him.

(c)           Mr. Wilson has not effected any transactions in the Common Stock during the past 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    None.

SIGNATURE
After reasonable Inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 7, 2010

                       /s/  A. Charles Wilson
                        A. Charles Wilson